130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 28, 2018	No. 18-04

Avalon Announces the Results of its 2018 Annual Meeting of Shareholders

Toronto, ON – Avalon Advanced Materials Inc. (TSX: AVL and OTCQX: AVLNF) (“Avalon” or the “Company”) is pleased to announce the results of its 2018 Annual Meeting of Shareholders held in Toronto, Ontario on February 27, 2018 (the “Meeting”).

At the Meeting, all six director nominees listed in the Company’s information circular dated January 11, 2018 were elected as directors of the Company. The detailed results of the vote are as follows:

Director	Number of Votes Cast		Percentage of Votes Cast
Donald Bubar	In Favour:	34,697,019	97.20
	Withheld:	997,989	2.80
Brian MacEachen	In Favour:	34,773,710	97.42
	Withheld:	921,298	2.58
Alan Ferry	In Favour:	34,677,469	97.15
	Withheld:	1,017,549	2.85
Patricia Mohr	In Favour:	34,546,920	96.78
	Withheld:	1,148,088	3.22
Jane Pagel	In Favour:	34,560,116	96.82
	Withheld:	1,134,892	3.18
Kenneth G. Thomas	In Favour:	34,741,540	97.33
	Withheld:	953,468	2.67

In addition, at the Meeting shareholders appointed Ernst & Young LLP as auditors of the Company.

About Avalon Advanced Materials Inc.
Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in niche market metals and minerals with growing demand in new technology. The Company has three advanced stage projects, all 100%-owned, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, niobium, and zirconium. Avalon is currently focusing on its Separation Rapids Lithium Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@AvalonAM.com, or phone Don Bubar, President & CEO at 416-364-4938.